Exhibit 99.1

Bonso Electronics Reports Year End Results

HONG KONG, August 20, 2018 (Globe Newswire) -- Bonso Electronics International, Inc. (NASDAQ: BNSO), a designer and manufacturer of sensor based products, reported its financial results for the fiscal year ended March 31, 2018.

The Company reported a net income of $0.04 million or $0.0008 basic and diluted income per share for the fiscal year ended March 31, 2018, compared to a net income of $2.79 million or $0.54 basic income per share (or $0.53 diluted income per share) for the fiscal year ended March 31, 2017. The Company has filed its Annual Report on Form 20-F, which includes its audited financial statements for its fiscal year ended March 31, 2018, with the United States Securities and Exchange Commission (“SEC”).  The Company’s Annual Report is available on the SEC's website at http://www.sec.gov/.

Anthony So, the Chief Executive Officer of Bonso, stated, "Our core business of producing electronic products continues to be challenging, with net revenue of the Company decreasing by 39.2% from $19.0 million for the fiscal year ended March 31, 2017, to $11.5 million for the fiscal year ended March 31, 2018. The demand for our electronic scale products declines, and the demand may remain low for some time with the concern of a potential trade war or further governmental actions related to tariffs looming.”

Mr. So stated, “However, we are very pleased to report that our operating activities generated $2.79 million of net cash inflows during the fiscal year ended March 31, 2018, and we received a cash deposit from Fangda in the amount of approximately $3.20 million.  As a result, we have strengthened our cash position from $3.74 million as of March 31, 2017 to $8.75 million as of March 31, 2018.  The revenue contribution from our rental and management segment continues to increase.  And we will focus our marketing resources on increasing domestic sales of our electronic products in China, and are optimistic that these efforts will result in additional revenue."

About Bonso Electronics

Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of electronic scales, weighing instruments and pet electronics products. Bonso products are manufactured in the People's Republic of China for customers primarily located in North America and Europe. Company services include product design and prototyping, production tooling, procurement of components, total quality management, and just-in-time delivery. Bonso also independently designs and develops electronic products for private label markets. Bonso rents factory space and equipment to third parties, and is also beginning the process to redevelop the land upon which its Shenzhen factory was located. For further information, visit the company's web site at http://www.bonso.com.

This news release includes forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Forward looking statements may be identified by such words or phrases as “should,” “intends,” “is subject to,” “expects,” “will,” “continue,” “anticipate,” “estimated,” “projected,” “may,” “I or we believe,” “future prospects,” “our strategy” or similar expressions. Forward-looking statements made in this press release, which relate to the positive impact resulting from the sale of certain land use rights involve known and unknown risks and uncertainties that may cause the actual results to differ materially from those expected and stated in this announcement. We undertake no obligation to update “forward-looking” statements.

For more information please contact:

Albert So
Chief Financial Officer and Secretary
Tel: 852 2605 5822
Fax: 852 2691 1724
SOURCE Bonso Electronics